GRASIM
ADITYA BIRLA GROUP

07027218

08003322

September 10, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 24 2007
WASH. D.C.
185

Dear Sir,

Sub: Postal Ballot

We are sending herewith 6 (six) copies of the Postal Ballot Notice pursuant to Section 192A(2) of the Companies Act, 1956, dated 6th September, 2007, being sent to the Shareholders of the Company along with the Postal Ballot Form for seeking their approval u/s 293(1)(a) of the Companies Act, 1956 to transfer/ sell the Company's Textile Units, viz. Bhiwani Textile Mills and the Elegant Spinners at Bhiwani (Haryana) to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Ltd.

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

dw 10/16

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.
4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).
5. The exercise of vote by postal ballot through Proxy is not permitted.
6. Unsigned Postal Ballot forms will be rejected.
7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.
8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.
9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.
10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.
11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.
12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).
13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.
14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Ashok Malu
Company Secretary

Mumbai,
Date : 6th September, 2007

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Ashok Malu
Company Secretary

Mumbai,
Date : 6th September, 2007

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.:

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Ashok Malu

Company Secretary

Mumbai,

Date : 6th September, 2007

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Ashok Malu

Company Secretary

Mumbai,

Date : 6th September, 2007

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Ashok Malu
Company Secretary

Mumbai,
Date : 6th September, 2007

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Ashok Malu
Company Secretary

Mumbai,
Date : 6th September, 2007

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

NOTICE PURSUANT TO SECTION 192A(2) OF THE COMPANIES ACT, 1956

To the Members of the Company,

The Textile Business of your Company constitutes a relatively small part of the Company's revenue and profits. With a view to having a more focused approach on the development of Textile Business and pursuing emerging growth opportunities in this sector, the Board of Directors of the Company, at its meeting held on 28th July, 2007, decided to transfer the Company's textile units at Bhiwani (Haryana), viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") on a going concern basis, together with all their assets and liabilities to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL).

Pursuant to Section 293(1)(a) and Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, sale, lease or disposal of the "whole or substantially the whole of an undertaking" of a Company requires approval of the members by way of an Ordinary Resolution to be passed by Postal Ballot. As stated earlier the said Undertaking constitute a relatively small part of the Company's operations, nevertheless, the members' approval is being sought as a measure of carrying out such transfer transparently. The proposed Ordinary Resolution and the Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 pertaining to the Resolution setting out all material facts and the reasons for which such resolution is proposed, are annexed hereto. Accordingly, the Ordinary Resolution and the Explanatory Statement with reference thereto are being sent to you along with a Postal Ballot Form for your consideration. The Board of Directors has appointed Mr. Anil Jain, Chartered Accountant, Nagda, (M.P.) as Scrutinizer for conducting the postal ballot process in accordance with the law.

You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other Form or Photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer at the address of the Company as printed on the said pre-paid envelope, on or before 17th October, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to any one of its Directors or a person authorized by any of the Directors of the Company, after completion of the scrutiny in a fair and transparent manner, on 18th October, 2007. The result of the postal ballot will be announced by a Director of the Company or a person authorized as aforesaid, on 19th October, 2007 at 2.00 PM at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

AS AN ORDINARY RESOLUTION:

To consider and, if thought fit, to pass, with or without modification(s) the following Resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to Sections 293(1)(a), 192A and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and any other law for the time being in force and subject to such other provisions, consents, permissions and sanctions, as may be necessary, consent of the Members of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall deem to include any Committee of the Board which may have been constituted or hereinafter constituted to exercise all its powers, including but not limited to the powers conferred by this resolution with the power to delegate such authority to such persons as the Board may deem fit and with power to substitute such authority) to transfer, sell and/or otherwise dispose of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani (Haryana) (hereinafter referred as "the said Undertaking"), with effect from 1st October, 2007 or such other date as the Board may deem fit ("the Appointed Date"), together with all its undertakings/ properties, assets (including the assets under construction / acquisition under the ongoing capital expenditure plans of the said Undertaking, incurring an amount upto Rs.10 Crores in the current financial year up till the date of transfer) and liabilities/ obligations of whatsoever nature and kind and wheresoever situate in whole and its employees on a going concern basis or otherwise, to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (GBTL), for a price which shall not be less than Rs.60 Crores (Rupees Sixty Crores Only) and on such terms and conditions

(including, without limitation, mode of receipt of the sale consideration) with power to the Board to finalize the means, methods or modes in respect thereof, including power to change/alter the appointed date as may be expedient, and to finalize and execute all required documents including schemes of arrangement, agreements, deeds of assignment, conveyance deeds and any other deeds or documents, with such modifications, as may be required from time to time and to do all such acts, deeds, matters and things as may be deemed necessary and expedient in its discretion for the completion of the transaction as aforesaid in the best interest of the Company."

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173(2) AND 192A(2) OF THE COMPANIES ACT, 1956

Grasim Industries Limited has its textile units, viz., Bhiwani Textile Mills and Elegant Spinners (hereinafter referred as "the said Undertaking") located at Bhiwani, Haryana. The said Undertaking with an annual turnover of around Rs.280 crores in financial year 2006-07 forms a relatively small part of the Company's operations. With a view to have a more focused approach to the development of Textile Business and pursue emerging growth opportunities in this sector and also to have increased focus on the core businesses of your Company, the Board of Directors of your Company has thought it fit to sell / transfer the said Undertaking to a subsidiary of the Company (presently under formation) with the proposed name of Grasim Bhiwani Textiles Limited (hereinafter referred as "GBTL"). It is proposed to sell/ transfer the said Undertaking to GBTL on a going concern basis by way of a slump sale. By doing so, your Company will also be seen as a more focused Company on its key businesses.

Following are the salient features of the proposed sale / transfer:

i) Sale / transfer of the said Undertaking together with all its properties, rights, assets, liabilities and obligations of whatsoever nature and kind and wheresoever situated as on the Appointed Date and its employees on a going concern basis. All the employees of the said Undertaking as on the Appointed Date shall be transferred to GBTL on the terms and conditions, which shall not be less favourable than the existing terms applicable to them.

ii) The sale / transfer, after necessary approvals, to become effective from the Appointed Date.

iii) The transfer shall be at a price not less than Rs.60 Crores (Rupees Sixty Crores only) ("Transfer Consideration"). The Transfer Consideration has been arrived at after taking into account the enterprise value of the business and reducing therefrom all the liabilities and borrowings in relation to the said Undertaking.

iv) Stamp duty, registration charges and other incidental expenses relating to the sale and transfer of the said Undertaking shall be borne and paid by GBTL.

Considering the fact that this Undertaking forms relatively a small part of the Company's revenue and profits, your Board has decided to transfer it to GBTL, a subsidiary of your Company, (under formation, subject to necessary approvals). In terms of Section 293(1)(a) of the Companies Act, 1956, your approval is being sought by the Board to give effect thereto in a manner as it may deem fit in the best interests of the Company. Hence, it is proposed to obtain the approval of the members to authorize the Board to act in the manner set out in the proposed Resolution.

Members are requested to communicate their Assent or Dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

Mr. Shailendra K. Jain and Mr. D.D. Rathi, Whole Time Directors of the Company, may be deemed to be concerned or interested in the resolution set out in the Notice as they are proposed to be appointed as the Directors of GBTL.

By Order of the Board

Mumbai,
Date : 6th September, 2007

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Ordinary Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said resolution by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Ordinary Resolution under Section 293 (1) (a) of the Companies Act, 1956, authorizing the Board of Directors (including any Committee thereof) for sale, transfer and/or disposal of Company's Textile Units namely, Bhiwani Textile Mills and Elegant Spinners, situated at Biwani, Haryana			

Place:

Date: (Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the Shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), It must be accompanied by a certified true copy of the Power of Attorney. If such Power of Attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/ her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/ Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. **Duly completed Postal Ballot Form should reach the Company not later than the close of working hours on17th October, 2007.** All Postal Ballot Forms received after this date will be strictly treated as if the reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Shareholders are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✓) mark should be placed in the relevant box signifying Assent (FOR)/ Dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

12. There will be only one Postal Ballot Form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM

ADITYA BIRLA GROUP

September 10, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Abstract u/s 302 of the Companies Act, 1956

We are sending herewith 6 (six) copies of the Abstract dated 6th September, 2007, u/s 302 of the Companies Act, 1956, in respect of revision in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company.

Thanking you,

Yours faithfully,

AK Malu

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

A K Malu

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE SHAREHOLDERS OF THE COMPANY,

ABSTRACT OF VARIATION IN THE TERMS OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2006 as per the resolution passed at the Annual General Meeting of the Company held on 25th August, 2006 on the terms set out in that resolution.

By a resolution passed by circulation by the Directors of the Company on 5th September, 2007, the Directors have approved, subject to the approval of the shareholders, variation with effect from 1st July, 2007, in the terms of remuneration of Shri Shailendra K. Jain, Whole Time Director of the Company as under:

1. Revision in the amount of the monthly Basic Salary payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure;
2. Revision in the amount of monthly Special Allowance payable to him upto an overall limit of Rs.12,00,000 (Rupees Twelve Lacs only) per month, as may be decided by the Board from time to time upto the end of his tenure; and
3. Revision in the amount of Performance Linked Variable Pay and/or any other compensation payable to him as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.1,50,00,000 (Rupees One Crore Fifty Lacs only) in a year on this account.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 25th August, 2006.

MEMORANDUM OF INTEREST:

Shri Shailendra K. Jain, Whole-time Director of the Company is interested in the above variation. No other Director is concerned or interested.

For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

Place: Mumbai
Date : 6th September, 2007

END